Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Registration Statement on Form S-4 Amendment No.3 of Goldenstone Acquisition Limited of our report dated April 23, 2025, except for Note 20 as to which the date is May 14, 2025, with respect to our audits of Infintium Fuel Cell Systems, Inc.’s financial statements as of December 31, 2024 and 2023, and for each of the years in the two-year period ended December 31, 2024, which appears in this Prospectus as part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, NY

June 18, 2025